

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2024

Scott Milford
President and Chief Executive Officer
XWELL, Inc.
254 West 31st Street, 11th Floor
New York, New York 10001

> **Re: XWELL, Inc.**
> **PREC14A filed August 2, 2024**
> **File No. 1-34785**

Dear Scott Milford:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Defined terms used here have the same meaning as in your proxy statement.

PREC14A filed August 2, 2024
General

1.  We note your disclosure that "[t]he Annual Meeting will be held in a virtual meeting format only, via live audio webcast on the Internet" and that "[s]tockholders will not be able to attend the Annual Meeting in person." You also state that "a list of stockholders of record will be available during the Annual Meeting for inspection by stockholders of record for any legally valid purpose related to the Annual Meeting." Consider revising to clarify how stockholders will be able to inspect the "list of stockholders of record" during the Annual Meeting when they "will not be able to attend the Annual Meeting in person."

Is My Vote Important?, page 2

2.  Where a registrant determines that a dissident shareholder's director nominations do not comply with its advance notice bylaw requirements and excludes the dissident shareholder's nominees from its proxy card, and the dissident shareholder then initiates

litigation challenging the registrant's determination regarding the validity of the director nominations, the registrant must disclose, among other things, "a brief description of the basis for that determination." See Question 139.05 under Proxy Rules and Schedules 14A/14C Compliance and Disclosure Interpretations (November 17, 2023). Please expand your disclosure here to describe in additional detail the "material omissions and other material deficiencies" that led to your decision.

How Do I Vote?, page 5

3.      Your disclosure here notes that stockholders may vote "By Telephone" under the third bullet point. The next sentence, however, refers to voting "via the Internet," although the last sentence notes when "[t]he telephone voting facilities" will close. Please revise to provide the correct information, including the telephone number.

Will This Year's Annual Meeting Require the Use of a Universal Proxy Card?, page 9

4.      Please revise the heading of this section and the disclosure here to reflect that the dissident will use a universal proxy card for this contest. That is, clarify that unless and until a court deems the dissident's nominations to be invalid, the dissident must include the registrant's nominees on its card and shareholders who wish to vote for the dissident's nominees currently must use its card.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions to Eddie Kim at 202-679-6943 or Christina Chalk at 202-551-3263.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions